* Explanation of Response:

      As of October 13, 2004, Mathew and Markson, Ltd. held 8,060,062 Shares of the Issuer's Common Stock.

      On November 3, 2004, Mathew and Markson, Ltd. pledged 2,000,000 shares of the Issuer's Common Stock as collateral for a loan. Under the terms of the Pledge Agreeement, Mathew and Markson, Ltd. retains the right to vote the stock and receive dividends.

      Therefore, as of November 3, 2004, the total number of Shares of Common Stock of the Issuer held by Mathew and Markson, Ltd. was as follows:

            Prior Balance                           8,060,062 Shares
            (Disposition)                         (2,000,000 Shares)
            New Balance                             6,060,062 Shares